UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		37,975,319*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

37,975,319*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,975,319*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.8%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 37,975,319 Shares, including 147,506 Shares underlying certain options, (ii) 492,069 Shares held by Genius Inc, and (iii) 351,565 Shares held by Blazon Corporation. This does not include options which are not exercisable in 60 days from the date hereof.

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		492,069
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

492,069
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

BLAZON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		351,565
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

351,565
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

351,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%
14	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (the “Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 36,984,179 Shares owned directly by Mr. Duggan is approximately $278,910,991, including brokerage commissions. Such Shares were acquired with personal funds. Mr. Duggan received his 147,506 stock options in connection with his service on the board of directors of the Issuer. The aggregate purchase cost of the 492,069 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,471,896, including brokerage commissions. Such Shares were acquired with working capital. The aggregate purchase cost of the 351,565 Shares owned by Blazon Corporation, which Mr. Duggan is the majority shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $3,248,715, including brokerage commissions. Such Shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,080,527 Shares outstanding as of November 15, 2023, as reported in the Company’s definitive Proxy Statement filed with the SEC on November 27, 2023.

A.	Genius Inc.

	a)	As of the close of business on December 12, 2023, Genius Inc. beneficially owned 492,069 Shares.

Percentage: Approximately 0.9%

b)	1. Sole power to vote or direct vote: 492,069

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 492,069

4. Shared power to dispose or direct the disposition: 0

	c)	Genius Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Mr. Duggan

a)

As of the close of business on December 12, 2023, Mr. Duggan directly owned 37,975,319 Shares, including 147,506 Shares underlying certain options exercisable within sixty days hereof. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 492,069 Shares owned by Genius Inc. As the majority shareholder of Blazon Corporation, Mr. Duggan may be deemed the beneficial owner of the 351,565 Shares owned by Blazon Corporation

Percentage: Approximately 68.8%

b)	1. Sole power to vote or direct vote: 37,975,319

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 37,975,319

4. Shared power to dispose or direct the disposition: 0

c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth below in the table entitled “Transactions in the Common Stock During the Past Sixty Days.”

C.	Blazon Corporation

	a)	As of the close of business on December 12, 2023, Blazon Corporation beneficially owned 351,565 Shares.

Percentage: Approximately 0.6%

b)	1. Sole power to vote or direct vote: 351,565

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 351,565

4. Shared power to dispose or direct the disposition: 0

c)	The transactions in the Shares by Blazon Corporation during the past sixty days are set forth below in the table entitled “Transactions in the Common Stock During the Past Sixty Days.”

Transactions in the Common Stock During the Past Sixty Days
Reporting Person	Type of Security	Securities Purchased / (Sold)		Price Per Share($)	Date of Purchase / Sale
Mr. Duggan	Common Stock	17,999		9.15	12/12/2023
Mr. Duggan	Common Stock	90,118		9.36	12/11/2023
Mr. Duggan	Common Stock	116,656		9.54	12/8/2023
Mr. Duggan	Common Stock	74,852		9.19	12/7/2023
Mr. Duggan	Common Stock	82,813		9.06	12/6/2023
Mr. Duggan	Common Stock	9,933*		5.95	12/6/2023
Blazon Corporation	Common Stock	66,021		9.34	12/5/2023
Mr. Duggan	Common Stock	20,000*		10.66	12/4/2023
Mr. Duggan	Common Stock	20,347*		10.66	12/4/2023
Blazon Corporation	Common Stock	27,000		10.38	12/4/2023
Blazon Corporation	Common Stock	45,600		9.07	12/1/2023
Blazon Corporation	Common Stock	152,944		9.06	11/30/2023
Blazon Corporation	Common Stock	60,000		9.21	11/29/2023
Mr. Duggan	Common Stock	1,667	*	5.95	11/29/2023
Mr. Duggan	Common Stock	158,600		9.44	11/29/2023
Mr. Duggan	Common Stock	124,397		8.98	11/28/2023
Mr. Duggan	Common Stock	241		6.10	11/17/2023
Mr. Duggan	Common Stock	10,000		6.09	11/17/2023
Mr. Duggan	Common Stock	10,000		6.11	11/17/2023
Mr. Duggan	Common Stock	13,265	*	5.95	11/7/2023

*Purchased pursuant to the exercise of stock options.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2023

GENIUS INC.

By:	/s/ Martin Bittner
	Name:	Martin Bittner
	Title:	Chief Operating Officer

BLAZON CORPORATION

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Authorized Signatory

/s/ Robert W. Duggan
Robert W. Duggan